Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Regulatory Operations
U.S. Head of Listing Qualifications & Market Surveillance

By Electronic Mail

April 3, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 3, 2024, The Nasdaq Stock Market (the "Exchange") received from LKQ Corporation and LKQ Dutch Bond B.V. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

4.125% Notes due 2031 (and the guarantee of LKQ Corporation related thereto)

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi